

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Yongfang Yao
Chief Executive Officer
Wintergreen Acquisition Corp.
Room 8326, Block B
Hongxiang Cultural and Creative Industrial Park
90 Jiukeshu West Road
Tongzhou District, Beijing, PRC

> **Re: Wintergreen Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2025**
> **CIK No. 0002053927**

Dear Yongfang Yao:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 14, 2025

Cover Page

1. Please expand to disclose the limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering, as you discuss on page 36 and elsewhere. See Item 1602(a)(2) of Regulation S-K.

2. We note your disclosure on page 26 that should the size of the offering change, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your ordinary shares after the offering. Please include appropriate disclosure on the cover page regarding any securities to be issued in this regard and the price to be paid for these securities, including whether this securities

issuance may result in a material dilution of the purchasers' equity interests, as required by Item 1602(a)(3) of Regulation S-K. Regarding material dilution, please also address, as applicable, the anti-dilution rights of the founder shares; the conversion of the working capital loans into units of the post-combination entity; and the cashless exercise of the private placement units.

3. Where you provide a cross-reference to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please expand to also include a cross-reference to related disclosures in the summary. Also, please revise the cross-references so that they are highlighted by prominent type or in another manner. See Items 1602(a)(3), 1602(a)(4), and 1602(a)(5) of Regulation S-K.

4. We note your statement that the acquisition of the founder shares at a nominal initial investment creates an asymmetry of risk between your sponsor and your public shareholders. Please revise to clarify and address the asymmetry of risk between your sponsor and your public shareholders in more detail throughout your prospectus.

Summary
Sponsor Information, page 4

5. Please expand your tabular disclosure to include, as applicable, any mechanism to maintain the ownership of founder shares by your initial shareholders at 20% and the anti-dilution rights of the founder shares. Expand your disclosure outside of the table to address the extent to which these securities issuances may result in a material dilution of the purchasers' equity interests. Outside of the table, please also address, as applicable, the conversion of the working capital loans into units of the post-combination entity and the cashless exercise of the private placement units. See Item 1602(b)(6) of Regulation S-K.

Our Objective, page 8

6. We note your statement on page 12 and elsewhere that you believe you are not required to obtain approvals or prior permission from any PRC government authorities for consummating this offering. We also note your statement on page 94 that your legal advisor is of the opinion that this offering is not subject to the review or prior approval of the CAC or the CSRC. To the extent your conclusion regarding PRC approvals or permissions is based on the advice of counsel, please revise your page 12 disclosure to clearly disclose this and identify counsel, and file counsel's consent as an exhibit to the registration statement.

Other Considerations, page 22

7. Please expand your disclosure to briefly describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(a)(5) of Regulation S-K.

Voting Rights; Appointment of Directors, page 27

8. Please revise to disclose here, as you state on page 172, that prior to your initial business combination holders of your public shares will not the have the right to

appoint any directors to your board of directors.

Conditions to completing our initial business combination, page 31

9.   We note your statement that "Nasdaq rules require that we consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes …)." Please revise to indicate the amounts that maybe disbursed to management for working capital purposes.

Redemption of public shares and distribution and liquidation if no initial business combination, page 38

10.   We note your disclosure that your sponsor may extend the period of time to consummate a business combination up to nine times by an additional one month each time. Please expand to provide all of the information required by Item 1602(b)(4) of Regulation S-K, including: any limitations on extensions, including the number of times; the consequences to the SPAC sponsor of not completing an extension of this time period; and whether security holders will have voting or redemption rights with respect to such an extension.

Risk Factors
The SEC issued final rules to regulate SPACs . . . ,, page 58

11.   Please revise to remove the statement that the SPAC Rules include a rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions.

We may issue our shares to investors in connection with our initial business combination . . . ,, page 69

12.   Please expand your disclosure to clearly disclose the impact to you and investors of issuing shares in PIPE transactions, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

Risks Relating to Our Management Team, page 97

13.   We note your disclosure on page 8 that except for the contractual restriction of the lock-up, there is no other restriction on the sponsor or their beneficial owner's ability to share, sell or otherwise dispose of part or all of the interests in the company. Please add risk factor disclosure about risks that may arise from the sponsor or their beneficial owner transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Dilution, page 112

14.   Please revise your cross-reference on page 115 to further discussion on potential sources of dilution, as we are unable to locate the risk factors that you have cross-

referenced.

Capitalization, page 116

15.   Within the ordinary shares caption under the "Shareholder equity" section, it appears the number of shares outstanding "As Adjusted" of 1,250,000 excludes the 307,000 ordinary shares combined to be issued privately to the sponsor and underwriters' representative. Please revise.

Management
Conflicts of Interest, page 167

16.   Please revise to explain the basis for your belief that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to identify and pursue business combination opportunities or to complete your initial business combination. In this regard, we note that you intend to focus your search for prospective targets in the technology, media, and telecommunications industries, and it appears that these industries overlap with one or more of the entities to which your executive officers, directors and director nominees currently have fiduciary duties, contractual obligations or other current material management relationships, as disclosed on page 168. We also note your disclosure on page 66 that Ms. Chen's dual role "creates potential conflicts of interest in her duty to Wintergreen" and such conflicts "could negatively impact [y]our ability to complete a successful DE-SPAC transaction and ultimately harm shareholder value."

Description of Securities, page 175

17.   Please revise to describe the material terms of all the types of securities you are registering, including the rights. See Item 202 of Regulation S-K. In addition, under "Founder Shares and Placement Shares" on page 178, please expand to describe the anti-dilution rights of the founder shares, as you discuss on page 102.

Notes To Financial Statements, page F-7

18.   Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Qin Li, Esq.